Second Quarter 2016 Earnings Release

BMO Financial Group Reports Net Income of $973 Million for the Second Quarter of 2016

Financial Results Highlights:

Second Quarter 2016 Compared with Second Quarter 2015:

•	Net income of $973 million, down 3%; adjusted net income[1] of $1,152 million, up 1%

•	EPS[2] of $1.45, down 3%; adjusted EPS[1,2] of $1.73, up 1%

•	ROE of 10.1%, compared with 11.4%; adjusted ROE[1] of 12.1%, compared with 13.2%

•	Provisions for credit losses of $201 million, compared with $161 million

•	Basel III Common Equity Tier 1 Ratio of 10.0%

•	Dividend increased by $0.02 or 2% from the preceding quarter to $0.86

Year-to-Date 2016 Compared with Year-to-Date 2015:

•	Net income of $2,041 million, up 2%; adjusted net income[1] of $2,330 million, up 7%

•	EPS[2] of $3.03, up 3%; adjusted EPS[1,2] of $3.48, up 7%

•	ROE of 10.5%, compared with 11.6%; adjusted ROE[1] of 12.1%, compared with 12.8%

•	Provisions for credit losses of $384 million, compared with $324 million

Toronto, May 25, 2016 – For the second quarter ended April 30, 2016, BMO Financial Group reported net income of $973 million or $1.45 per share on a reported basis and net income of $1,152 million or $1.73 per share on an adjusted basis. Adjusted net income was up 7% and adjusted EPS was up 8%, excluding a $79 million after-tax write-down of an equity investment.

“BMO delivered good results in the second quarter with adjusted net income of $1.2 billion and adjusted EPS of $1.73, reflecting strong performance in our combined personal and commercial banking business which grew 14% from last year, ” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Year-to-date adjusted net income and EPS were both up 7% driven by diversified loan and deposit growth, good revenue performance and a continued focus on expense control. Canadian and U.S. Personal and Commercial Banking and BMO Capital Markets had positive operating leverage and, in BMO Wealth Management, underlying business growth remained solid.

“In the quarter, we were encouraged to see a more positive tone in the market environment for interest rates, currencies and commodities, while economic fundamentals remain healthy. Our capital position is strong and we are progressing with the work of further differentiating the bank through our digital platforms while driving efficiency and growing customer loyalty as our first priority,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a third quarter 2016 dividend of $0.86 per common share, up $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.44 per common share.

Our complete Second Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

 (1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

 (2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers

Total Bank Overview

Net income was $973 million for the second quarter of 2016, down $26 million or 3% from the prior year, due to a $132 million after-tax restructuring charge as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Reported EPS was down 3% year over year.

Adjusted net income was $1,152 million, up $6 million or 1% from the prior year. Adjusted EPS was up 1% year over year. Adjusted net income was up 7% and adjusted EPS was up 8%, excluding a $79 million after-tax write-down of an equity investment, reflecting strong performance in the P&C businesses, including organic growth and the benefit from the acquired BMO Transportation Finance business (BMO TF). Traditional wealth net income was lower than the prior year due to the investment write-down. Insurance income declined from above-trend earnings in the prior year. BMO Capital Markets net income decreased 2% from the prior year as good revenue performance was offset by higher provisions for credit losses and higher expenses. Return on equity was 10.1% and adjusted return on equity was 12.1%. Book value per share increased 8% from the prior year to $55.57 per share. The Basel III Common Equity Tier 1 Ratio was 10.0%.

Operating Segment Overview

Canadian P&C

Net income of $525 million was up $40 million or 8% from a year ago. Revenue was up $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. Expenses increased $29 million or 4% reflecting investments to support business growth, net of a continued focus on expense management. Year-over-year operating leverage was positive 0.6%. Year-over-year loan growth was 5% and deposit growth was 7%.

In our personal banking business, year-over-year loan and deposit growth was 4% and 7%, respectively. The average number of products held by our customers continues to grow, as we focus on strengthening relationships with our customers. We recently announced that we will offer Apple Pay to our customers, allowing them to make easy and secure purchases with their BMO credit and debit cards.

In our commercial banking business, loans and deposits grew 10% and 6% year over year, respectively. These results reflect our focused investment to increase capacity for our sales force and develop new products and services that meet our customers’ needs. We recently started introducing biometric security enhancements to some corporate card customers with MasterCard® Identity Check. Using the mobile application, customers can verify their identity using facial recognition and fingerprint biometrics when making mobile and online purchases.

U.S. P&C

Net income of $267 million increased $60 million or 29% and adjusted net income of $279 million increased $59 million or 27% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $206 million increased $39 million or 23% from a year ago and adjusted net income of $216 million increased $39 million or 21%, benefiting from the acquired BMO TF business and organic growth.

Revenue of $879 million increased $171 million or 24%, due to the benefits of BMO TF, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Adjusted non-interest expense of $545 million increased $92 million or 20%, largely due to the acquisition of BMO TF. Year-over-year adjusted operating leverage was positive 3.7%.

Year-over-year loan and acceptances growth was $9.7 billion or 16%, benefiting from the acquisition of BMO TF and organic commercial loan growth of 13%.

In February, Talk With Our Kids About Money Day, powered by BMO Harris Bank, was awarded the 2015 Wisconsin Financial Literacy Award, for its efforts to work towards educating families, children and communities on financial stability.

During the quarter, BMO Harris Bank introduced two new Smart Branch locations, providing our customers with the best of our innovative technologies in a unique, smaller format that is tailored to their needs.

BMO Wealth Management

Net income was $134 million compared to $238 million a year ago. Adjusted net income was $158 million compared to $265 million a year ago. Traditional wealth adjusted net income was $90 million compared with $169 million a year ago, due to a $79 million after-tax write-down of an equity investment. Underlying traditional wealth adjusted results were unchanged with business growth offset by lower year-over-year equity markets. Adjusted net income in insurance was $68 million compared to above-trend results of $96 million a year ago.

Assets under management and administration declined $16 billion or 2% from a year ago to $817 billion, driven by market depreciation, partially offset by favourable foreign exchange movements.

In February 2016, BMO Mutual Funds was awarded the DALBAR Mutual Fund Service Award1 for the 10th consecutive year. This prestigious award recognizes firms that provide consistent best-in-class service to investors.

[1]	The annual DALBAR Mutual Fund Service Award rankings are based on evaluations of telephone service made over the calendar year, measuring a company’s quality of performance in product knowledge, professionalism and their ability to provide value-added service.

BMO Financial Group Second Quarter Earnings Release 2016 1

BMO Capital Markets

Net income of $291 million decreased $5 million or 2% from the prior year as good revenue performance was offset by higher provisions for credit losses and higher expenses. Revenue increased $42 million or 4%, excluding the impact of the stronger U.S. dollar. Trading Products reported strong performance primarily from higher client activity, while Investment and Corporate Banking revenue decreased as higher corporate banking related revenue was more than offset by lower net securities gains. Non-interest expenses increased $4 million or 1%, excluding the impact of the stronger U.S. dollar. Year-over-year operating leverage was positive 3.0%.

BMO Capital Markets was recognized for several industry awards during the quarter. Global Finance magazine named us the World’s Best Metals & Mining Investment Bank for the seventh consecutive year and we were named Best Trade Bank in Canada by Trade Finance Magazine. We were also named Canadian Bank of the Year - Deal Value, at the Canadian Dealmakers Awards.

Corporate Services

Corporate Services net loss for the quarter was $244 million compared with a net loss of $227 million a year ago. The current quarter reported figures included a $132 million after-tax restructuring charge as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. The prior year included a $106 million after-tax restructuring charge primarily due to restructuring to drive operational efficiencies. Corporate Services adjusted net loss for the quarter was $101 million, compared with an adjusted net loss of $121 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.0% at April 30, 2016. The CET1 Ratio decreased by approximately 10 basis points from 10.1% at the end of the first quarter due largely to business growth and changes in book quality, partially offset by retained earnings growth, which was lower than normal given the restructuring charge.

Provision for Credit Losses

The total provision for credit losses was $201 million, an increase of $40 million from the prior year primarily due to higher resource-related provisions in BMO Capital Markets.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Second Quarter Earnings Release 2016

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Reported Results
Revenue	5,101	5,075	4,526	10,176	9,581
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(407)	(366)	(24)	(773)	(771)
Revenue, net of CCPB	4,694	4,709	4,502	9,403	8,810
Provision for credit losses	(201)	(183)	(161)	(384)	(324)
Non-interest expense	(3,312)	(3,270)	(3,112)	(6,582)	(6,118)
Income before income taxes	1,181	1,256	1,229	2,437	2,368
Provision for income taxes	(208)	(188)	(230)	(396)	(369)
Net Income	973	1,068	999	2,041	1,999
EPS ($)	1.45	1.58	1.49	3.03	2.95

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(40)	(43)	(40)	(83)	(80)
Acquisition integration costs (2)	(24)	(22)	(11)	(46)	(24)
Cumulative accounting adjustment (3)	-	(85)	-	(85)	-
Restructuring cost (4)	(188)	-	(149)	(188)	(149)
Adjusting items included in reported pre-tax income	(252)	(150)	(200)	(402)	(253)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(31)	(33)	(31)	(64)	(62)
Acquisition integration costs (2)	(16)	(15)	(10)	(31)	(20)
Cumulative accounting adjustment (3)	-	(62)	-	(62)	-
Restructuring cost (4)	(132)	-	(106)	(132)	(106)
Adjusting items included in reported net income after tax	(179)	(110)	(147)	(289)	(188)
Impact on EPS ($)	(0.28)	(0.17)	(0.22)	(0.45)	(0.29)

Adjusted Results
Revenue	5,101	5,159	4,526	10,260	9,581
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(407)	(366)	(24)	(773)	(771)
Revenue, net of CCPB	4,694	4,793	4,502	9,487	8,810
Provision for credit losses	(201)	(183)	(161)	(384)	(324)
Non-interest expense	(3,060)	(3,204)	(2,912)	(6,264)	(5,865)
Income before income taxes	1,433	1,406	1,429	2,839	2,621
Provision for income taxes	(281)	(228)	(283)	(509)	(434)
Net income	1,152	1,178	1,146	2,330	2,187
EPS ($)	1.73	1.75	1.71	3.48	3.24

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

 (1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 16, 17, 18 and 20 of our Second Quarter 2016 Report to Shareholders.

 (2) Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integrated costs related to BMO TF are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charge in Q2-2016, as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring charge in Q2-2015, primarily due to restructuring to drive operational efficiencies. Restructuring cost is recorded in non-interest expense.

BMO Financial Group Second Quarter Earnings Release 2016 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual MD&A, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Second Quarter 2016 Report to Shareholders.

4 BMO Financial Group Second Quarter Earnings Release 2016

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2016, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 22, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2016: $74.27

March 2016: $78.49

April 2016: $82.25

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter Earnings Release 2016 5